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06013314

May 10, 2006

Rule 12g3-2(b) File No. 82-01132

Paul Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Fuji Heavy Industries Ltd.
Rule 12g3-2(b) File No. 82-01132

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Fuji Heavy Industries Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act").

The Company filed with the Tokyo Stock Exchange, or provided to its shareholders, the following document, in Japanese, on May 9, 2006:

1. "Consolidated Financial Results for Fiscal Year 2006 ended March 31, 2006", released on May 9, 2006

2. "Non-consolidated Financial Results for Fiscal Year 2006 ended March 31, 2006" released on May 9, 2005

The following announcements were made by the Company, in Japanese, between February 10, 2006 and May 9, 2006:

1. Press Release dated February 10, 2006 regarding "Exhibition outlines of the 76th Geneva International Motor Show"

2. Press Release dated February 20, 2006 regarding "Fuji Heavy Industries Celebrates Production of One Millionth Subaru Forester"

Dw 5/11

3. Press Release dated March 6, 2006 regarding "Fuji Heavy Industries Begins Full-scale Production of Wing Assemblies for Eclipse 500"

4. Press Release dated March 13, 2006 regarding "Fuji Heavy Industries' U.S. Plant to Build Toyota Camry"

5. Press Release dated April 14, 2006 regarding "Fuji Heavy Industries Unveils the Revolutionary Intelligent Driving Enhancement System "SI-DRIVE" "

6. Press Release dated May 9, 2006 regarding "Change in Presidency of Fuji Heavy Industries Ltd."

7. Press Release dated May 9, 2006 regarding "Fuji Heavy Industries Ltd. decided to make Fuji Machinery Co., Ltd. as a wholly owned subsidiary"

English language translations of the above documents, as listed in Exhibit A, are enclosed herewith.

In addition, the Company issued press releases or made available on its corporate website the following information in Japanese, without preparing English language translations, between February 28, 2006 and April 20, 2006:

1. Japanese Press Release "Fuji Heavy Industries Ltd. delivered the first plane of AH-64D (attack helicopter called Apache Longbow) to Japan Ground Self-Defense Force" on March 15, 2006

2. Japanese Press Release "Fuji Heavy Industries Ltd. announced the completion of construction of new Aircraft Manufacturing Plant in Handa City, Aichi Prefecture for producing the parts of Boeing787" on April 20, 2006

3. Vehicle Recall Information posted on the company's website on February 28, 2006 (http://www.fhi.co.jp/recall/main.htm)

4. Subaru of America, Inc. (wholly owned subsidiary of Fuji Heavy Industries Ltd.) announced that the 2006 Subaru Impreza earned the highest rating in the Insurance Institute for Highway Safety (IIHS) crash tests on April 16, 2006 (http://www.subaru.com/common/news/index.jsp)

English language summaries of the above documents are provided in Exhibit B hereto.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to liability under Section 18 of the Act and that neither this letter nor

the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at +81-3-5251-0228 if you have any questions regarding the enclosed information.

Very truly yours,

Robert D. Ferguson

Enclosures
RDF/ms

Exhibit A

English Documents

#		Date Released
1	Press Release "Exhibition outlines of the 76th Geneva International Motor Show"	February 10, 2006
2	Press Release "Fuji Heavy Industries Celebrates Production of One Millionth Subaru Forester"	February 20, 2006
3	Press Release "Fuji Heavy Industries Begins Full-scale Production of Wing Assemblies for Eclipse 500"	March 6, 2006
4	Press Release "Fuji Heavy Industries' U.S. Plant to Build Toyota Camry"	March 13, 2006
5	Press Release "Fuji Heavy Industries Unveils the Revolutionary Intelligent Driving Enhancement System "SI-DRIVE" "	April 14, 2006
6	Annual Financial Results for the Fiscal year ended March 31,2006, as filed with Tokyo Stock Exchange	May 9, 2006
7	Press Release "Change in Presidency of Fuji Heavy Industries Ltd."	May 9, 2006
8	Press Release "Fuji Heavy Industries Ltd. decided to make Fuji Machinery Co., Ltd. as a wholly owned subsidiary"(English translation)	May 9, 2006

Attachment 1


SUBARU

PRESS INFORMATION

Feb. 10, 2006

Exhibition outlines of the 76th Geneva International Motor Show

Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced that it will exhibit SUBARU B9 TRIBECA which will be launched to the European markets this autumn at the 76th Geneva International Motor Show to be held at Geneva, Switzerland. SUBARU B5-TPH which was favorably received at the 39th Tokyo Motor Show will also be put on display. The show will open its doors to the public from March 2 to12. (Press days are from February 28 to March 1)
Subaru's press briefing is scheduled for Tuesday, February 28th at the SUBARU booth, where President & CEO Kyoji Takenaka will be present.


B9 TRIBECA (European Model)

1. B9 TRIBECA (European Model)
   The B9 TRIBECA was developed under the concept of a progressive sport utility vehicle (SUV) that represents the next generation of a cross over vehicle. The car has Subaru Symmetrical AWD (All-Wheel Drive) with a Horizontally-Opposed boxer engine that delivers agile and stable control. It also ensures superb maneuverability of an SUV.
   It has already been launched to the North American markets in 2005. The European model has been designed to comply with the specific demands of the European markets such as bigger towing capacity and electrically foldable door mirrors.

2. Other major exhibits (* Not exhibited during press days)
   1. B5-TPH
   2. SUBARU IMPREZA WRC 2006 Prototype
   3. Outback (3.0R , *2.5i)
   4. Legacy (Wagon 3.0R, *2.0R , Sedan 3.0R spec.B)
   5. Forester (2.5XT, 2.0X)
   6. Impreza (Wagon WRX, *2.0R, Sedan WRX STI)
   7. G3X Justy (*Special Edition)

3. B9 TRIBECA (European Model) Specifications and Features

Dimensions	
Wheelbase	2,749mm
Length, Width, Height	4,857mm x 1,878mm x 1,686mm
Ground Clearance	213mm
Engine and Transmission (SPORTSHIFT is a registered trademark of Prodrive Ltd.)	
Engine	SUBARU BOXER 3.0-liter H6 DOHC
Horsepower	180kW(245ps)/6,600rpm
Torque	297Nm(30.3kgfm)/4,200rpm
Transmission	Automatic, 5-speed with SPORTSHIFT manual control
Weights and Capacities	
Curb Weight	1,940kg
Towing Capacity	2,000kg
Fuel Capacity	64litter
Wheels and Tires	
Wheel	Cast Aluminum/7-spoke 18x8.0
Tires	255/55 R18
Key Standard Functions (SRS : Supplemental Restraint System)	
- Symmetrical AWD (All-Wheel Drive)	
- VDC (Vehicle Dynamics Control)	
- 4-Channnel 4-Sensor ABS with EBD(Electric Brake force Distribution), Brake assist	
- Occupant sensing, dual stage driver and passenger airbags (SRS)	
- Front seat side impact airbags (SRS)	
- Side curtain airbags (SRS) with role over sensor	
Key Standard Features	
- Electrically foldable door mirrors	
- Electro-luminescent lighting gauges	
- Key less entry system	
- 160 Watt AM/FM stereo with MP3 compatible 6 disc in dash CD player, 9 audio speaker,	
- AUX audio input jack	
Major Optional Features	
- Electric tilt and sliding glass sun roof	
- 3rd row seats with 50/50-split flat-folding seatbacks	
- Touch-screen DVD navigation system/Rear view camera	
- Rear seat entertainment DVD system	

All Specifications and Features are subject to change.

###

Attachment 2



PRESS INFORMATION

Fuji Heavy Industries Celebrates Production of One Millionth Subaru Forester

Tokyo, February 20, 2006 – Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced that cumulative production of the Subaru Forester reached one million units on February 17. This milestone was achieved 9 years and 3 months after the company began producing the Forester in its Gunma Yajima Plant in December 1996.

Developed around the basic concept of a *crossover all-wheel Sports Utility Vehicle*, blending the best features of an SUV and a passenger car, the Forester was designed to be a new type of high performance vehicle, one suited to all driving conditions. The first-generation Forester set a new world record with an average speed of 180.082 km/h*1) in a 24-hour challenge in October 1996, as certified by FIA and ACCUS. With its outstanding performance, durability, and reliability well tested and proven prior to its introduction, the Forester went on sale in Japan in February 1997, followed by introductions overseas in that same year.

The current model, the second-generation Forester series first introduced in February 2002, focuses on improvements in four key attributes: fundamental vehicle maneuverability and performance; comprehensive safety performance at the world's highest levels; comfort and usability; and powerful yet sophisticated design. Reflecting high standards of safety design and crash performance, the Forester has achieved favorable results and ratings in a number of crashworthiness and safety tests conducted by third-party institutions in the U.S. and Europe. These results have helped increase recognition of Subaru's commitment to building safe cars and have contributed to the popularity enjoyed by the Forester in overseas markets.

Worldwide Forester sales*2) in 2005 amounted to 119,743 units, a 6.2%increase from 2004. Remarkably, 83.2% of Forester sales came from overseas, the highest proportion of overseas sales among all Subaru models, making the Forester one of the most important vehicles in Subaru's global strategy for success.



[Chronology of the Forester]

October 1996	The Forester sets a new world record with an average speed of 180.082 km/h in a FIA certified, 24-hour endurance challenge
December 1996	Production of the Forester starts at the Gunma Yajima Plant
February 1997	Debut in Japan
July 1997	U.S. introduction
September 1997	European introduction
February 2002	The second-generation Forester introduced
February 2006	Cumulative production reaches the 1-million mark

[Forester production]

(units)

Fiscal years ending March 31	First generation	Second generation	Total
1996	7,688		7,688
1997	101,497		101,497
1998	106,350		106,350
1999	109,701		109,701
2000	115,433		115,433
2001	78,912	16,588	95,500
2002	934	123,007	123,941
2003		120,487	120,487
2004		109,024	109,024
2005		110,397	110,397
Total	520,515	479,503	1,000,018

(FY2005 indicates the total units produced from April 1, 2005 to February 17, 2006)

###

Note

1) On October 30, 1996, the Forester set the new world record for average speed in a 24-hour endurance race at the Indianapolis Motor Speedway; the result was certified by the Federation Internationale de L'Automobile (FIA) as well as by the Automobile Competition Committee of the United States (ACCUS).

2) Worldwide sales in 2005 combine sales units in Japan and exports to overseas markets.

Attachment 3



PRESS INFORMATION

Fuji Heavy Industries Begins Full-scale Production of Wing Assemblies for Eclipse 500

Tokyo, March 6, 2006 – Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced its Aerospace Company has started assembly of wings for the first production Eclipse 500, a very light jet (VLJ) pioneered by Eclipse Aviation Corporation. FHI recently conducted an in-house ceremony intended, according to Japanese custom, to mark the beginning of full-fledged production and to promote safety in the workplace. Shipments of Wing Assemblies to Eclipse Aviation in the U.S. are slated to begin in mid-April of this year.

Suitable for six occupants, the Eclipse 500 is a dynamic, new VLJ, developed and engineered by Eclipse Aviation. The corporation expects to acquire FAA (Federation Aviation Administration) Type Certification for the Eclipse 500 in 2nd quarter 2006. The aircraft adopts innovative technology such as friction stir welding and other design innovations that significantly reduce manufacturing cost and allow for high-volume production. By these engineering and design features, unprecedented in the industry, combined with a growing demand for VLJs in the air taxi industry, Eclipse Aviation has obtained more than 2,400 orders for the Eclipse 500.

In October 2003, FHI entered into a strategic partnership with Eclipse Aviation to manufacture complete Wing Assemblies for the Eclipse 500. To keep initial investment costs in balance, FHI currently utilizes its existing production facilities and buildings for the Wing Assemblies. As demand grows, FHI plans to raise production capacities and build new production lines to enable higher-volume, lower-cost manufacturing of the Eclipse 500 Wing Assemblies.

About Eclipse Aviation
Based in Albuquerque, New Mexico, Eclipse Aviation Corporation designs and produces modern, affordable jet aircrafts that will revolutionize the transportation market.
The Eclipse 500, a very light jet (VLJ), is 10.1 meters long and 11.4 meters wide, and weighs only 2, 558 kilograms.



First riveting by Corporate Senior Vice President Matsuo



Eclipse 500

Attachment 4


RECEIVED
2006 MAY 11 A 9:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For immediate release
March 13, 2006
Toyota Motor Corporation
Fuji Heavy Industries Ltd.

Fuji Heavy Industries' U.S. Plant to Build Toyota Camry

FHI to Develop Toyota Vehicles; Subaru Hybrids to Use Toyota System

Tokyo—TOYOTA MOTOR CORPORATION (TMC) and FUJI HEAVY INDUSTRIES LTD. (FHI) announced today that the Toyota Camry is to be built at Subaru of Indiana Automotive, Inc. (SIA), FHI's North American production base. The two companies also announced that FHI will develop Toyota vehicles and that they will further consider the development of an FHI hybrid vehicle based on the Toyota Hybrid System.

Under this arrangement, SIA, which currently produces the Subaru Legacy, Outback, Baja and Tribeca on its two production lines, is to produce the Camry for the North American market with a production capacity of 100,000 units a year starting around the spring of 2007. The hitherto Subaru production will be consolidated onto one line; the other line, following modifications that will introduce Toyota production technology and the Toyota Production System, will be used to produce the Camry. Along with allowing SIA to achieve an annual production capacity of about 240,000 vehicles, the new arrangement is expected to create about 1,000 additional jobs at SIA once full Camry production is in place. In joint preparation, the dispatch to TMC of about 10 FHI production engineers started on Feb. 1

Concerning Toyota vehicle development by FHI, both companies intend to promptly decide on a project that is expected to involve about 100 FHI engineers. To discuss development requests from TMC and mid-to-long-term joint product development, as well as with a view toward mutually advancing the technological development capabilities of both companies, the dispatch to TMC of about 20 FHI vehicle engineers started on Feb. 1

As for the development of an FHI hybrid vehicle based on the Toyota Hybrid System, the two companies agreed that—toward the early realization of an FHI hybrid vehicle—they would consider from now a detailed framework, including the provision of Toyota hybrid technology, personnel exchanges and other issues.

Furthermore, both companies recognized the need to continue discussion on a comprehensive business cooperation framework, made possible through even stronger ties and geared toward advancing their long-term mutual competitiveness.

Today's announcement is the result of a memorandum of understanding signed by FHI and TMC last October stating they would begin looking into the synergic effects of the shared use of their management resources for research and development and in the field of production, as well into the synergic effects of supplementing each other's technological development.

Outline of production of Toyota vehicles at SIA

Product lineup	Camry for North America
Production capacity	Approx. 100,000 units/year (SIA as a whole is to produce 240,000 units/year)
New investment	Approx. 230 million U.S. dollars
New employment	Approx. 1,000 (at full production)
Start of production	Around the spring of 2007

# # #

Contact:

Public Affairs Div.
Toyota Motor Corporation
TEL. +81-3-3817-9161/9177

Corporate Communications Dept.
Fuji Heavy Industries Ltd.
TEL. +81-3-3347-2029

Attachment 5



PRESS INFORMATION

Fuji Heavy Industries Unveils the Revolutionary Intelligent Driving Enhancement System "SI-DRIVE"

Tokyo, April 14, 2006– Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced the successful development of its SI-DRIVE (Subaru Intelligent Drive), an innovative driving enhancement system that provides optimal control of the powertrain unit and delivers driving pleasure under various traffic and road conditions. The Legacy sedan 2.5GT spec. B (US model), equipped with the new system, will be displayed at the New York International Automobile Show (press days on April 12 and 13; open to the public from April 14).

The SI-DRIVE enables three distinctively different modes of engine power characteristics by regulating the engine control unit (ECU) as well as the transmission control unit (TCU) in the automatic transmission, and by fine-tuning the electronically controlled throttle. Intelligent mode ensures smooth, strong power output, yet facilitates city driving at low- to mid-speed range and contributes to greater fuel economy. The Sport mode is designed to deliver ideal power, faithful to the driver's acceleration, and heightens enjoyable, sporty driving under a wide range of road conditions. The Sport Sharp mode further elevates sporty driving by accurately responding to the driver's acceleration and boosting engine revolutions earlier than the Sport mode for a more powerful driving experience. The SI-DRIVE selector will be installed on the center console for the driver to choose from these three modes, which bring out very different driving experiences while driving the same car.

FHI has also developed a new interface to display SI-DRIVE performance, effectively communicating vehicle behavior and fuel economy to the driver. The instrumentation incorporates an ECO gauge that encourages mileage-conscious driving; a multi-information display that shows comprehensive information about the power characteristics of the driver-selected SI-DRIVE mode; and a Shift-up Indicator for the manual transmission model that advises the driver to shift up a gear.

Together with the improvements in the powertrain design for greater fuel economy and the new mechanism for the optimal powertrain control, mileage information given on the multi-information display and ECO gauge have proven to positively influence drivers to drive more fuel-efficiently. FHI's internal tests have indicated that a vehicle with the display driven in the Intelligent mode recorded 10%–better gas mileage compared to an equivalent model without these improvements and display.

more

The SI-DRIVE not only offers enhanced driving pleasure, but it also takes on the role of an intelligent device, promoting communications between a driver and a car. In addition to FHI's core technology, the Symmetrical AWD (All-Wheel Drive) system, SI-DRIVE presents yet another technological triumph that further advances the company's development philosophy to pursue ultimate driving pleasure under any circumstances and conditions.

FHI plans to introduce the SI-DRIVE worldwide later this year in turbo-engine and 6-cylinder-engine Legacy series models.

Major features of the SI-DRIVE

Intelligent mode: Fuel consumption is lowered through maintaining effective control of engine torque output and by adjusting lock-up control in the automatic transmission, while ample power is smoothly output. The Intelligent mode ensures fuel economy, not only through optimal powertrain control but augmented by the ECO gauge that promotes fuel-efficient driving.

Sport mode: Power output is designed to reflect the precise degree of accelerator pedal depression, even in a turbo engine model, as if the driver is experiencing normally-aspirated engine power output characteristics. This mode promises pleasurable driving with a variety of vehicle uses and under diverse road conditions.

Sport Sharp mode: Response to engine revolutions accurately reflects power output, from low to high revolutions, enabling sporty driving even on rugged and winding roads. In the automatic transmission model, gearshift timing is set at higher engine speeds for powerful drivability.

SI-DRIVE display components

SI-DRIVE selector: The selector dial facilitates the choice of mode by a driver. By pushing the dial, the Intelligent mode is set, while the Sport mode is activated by turning the dial to the left, and the Sport Sharp mode is engaged by turning it to the right.

ECO gauge: The ECO gauge is located below the speedometer. The hand set in the gauge is a pendulum, and when fuel mileage goes above the average, the hand shifts to the right area. The average mileage is calculated by analyzing past driving patterns.

Multi-information display: In addition to average and actual mileage and other fuel economy information, the display shows simplified torque curve at the driver-set mode and levels of throttle valve opening.

Shift-up Indicator: Located in the tachometer, the indicator blinks to encourage a driver to shift up a gear to save fuel when engine revolutions reach a certain level during acceleration.

more

■ **SI-DRIVE control System**


Power unit control section
Driver interface section
Engine control unit
ECU
TCU
Transmission control unit
Body control module
Meter panel
SI-DRIVE selector

■ **Engine power characteristics***


Engine performance
Engine speed
SPORT #
SPORT
INTELLIGENT

* This symbolized graph shows engine power characteristics in each mode.
The characteristics changes depend on accelerator degree.
This particular graph shows the characteristics with the accelerator almost wide open.

■ **SI-DRIVE selector**



■ **Multi-information display**



■ **ECO gauge**


MPG
–
+

###

Attachment 6

RECEIVED
2005 MAY 11 A 9:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attachment 7




PRESS INFORMATION

Change in Presidency of Fuji Heavy Industries Ltd.

Tokyo, May 9, 2006– Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced the change of the President & CEO as described below.

These appointments will become effective by the approval at the Board of Directors Meeting following the Ordinary General Meeting of Shareholders scheduled at June 27, 2006.

<Name and New Position>	<Present Position>
Kyoji Takenaka Director and Senior Corporate Advisor	Representative Director of the Board President and CEO
Ikuo Mori Representative Director of the Board President and CEO	Corporate Senior Vice President, Chief General Manager, Subaru Overseas Sales & Marketing Div.

<Reference>

Personal Profile of Ikuo Mori the new President & CEO

Date of Birth: August 19, 1947

Place of Birth: Kochi, Japan

Education: March, 1970
Graduated from Waseda University with B.E. degree. (School of Science and Engineering)

Business experience:

April, 1970:	Joined Fuji Heavy Industries Ltd.
June, 1995:	Staff General Manager of North America Affiliate Dept., Subaru Overseas Div.
June, 1997:	General Manager of Production Planning & Management Dept., Subaru Overseas Div.
June, 1999:	General Manager of Overseas Planning Dept., Subaru Overseas Div.
June, 2001:	General Manager of Sales Planning Dept., and Staff General Manager of Sales Promotion Dept.
June, 2002:	Corporate Vice President, Chief General Manager of Europe Region, and Chief General Manager of Asia Pacific Region, Subaru Sales & Marketing Div.
June, 2004:	Corporate Vice President, Chief General Manager of Subaru Parts & Accessories Div.
April, 2005:	Corporate Senior Vice President, Chief General Manager, Subaru Overseas Sales & Marketing Div.

###

Attachment 8



May 9, 2006

Company: Fuji Heavy Industries, Ltd.
Representative: Kyoji Takenaka, President & CEO
(TSE Code: 7270)

Company: Fuji Machinery Co., Ltd.
Representative: Kiyoshi Morita, President
(JASDAQ Code: 7252)

Fuji Heavy Industries, Ltd. decided to make Fuji Machinery Co., Ltd as a wholly owned subsidiary

Fuji Heavy Industries, Ltd. ("FHI") hereby gives notice that it was decided to make Fuji Machinery Co., Ltd. ("Fuji Machinery") a wholly-owned subsidiary through a stock exchange and that the two companies have concluded a stock exchange agreement.

1. Purpose

FHI's consolidated subsidiary Fuji Machinery mainly develops, manufactures and sells automobile parts centered on drive systems such as manual transmissions (parts for minicars and passenger vehicles) and transmissions for industrial products (industrial, agricultural), and 90% of its sales are to FHI.

In order to ensure Fuji Machinery develops future technological innovation while conducting management effectively, it is necessary to further deepen the relationship with FHI and make fast and dynamic decisions to efficiently distribute limited management resources within a group. This will increase the corporate value of Fuji Machinery while clearly placing it as a dedicated transmission manufacturer for the FHI Group and enhancing that role in the Group.

Based on this situation, the two companies decided to make Fuji Machinery a wholly owned subsidiary of FHI in order to improve the management capabilities of the group.

In the future, the two companies will strengthen their production organization further and aim for improving earnings and shareholders' value.

2. Stock exchange conditions, etc.

(1) Schedule

May 9, 2006	Board of Directors Meeting approved stock exchange agreement
May 9, 2006	Conclusion of stock exchange agreement
June 28, 2006 (planned)	General Shareholders' Meeting Fuji Machinery (Approval of stock exchange)
October 1, 2006 (Planned)	Execution of Stock exchange (share certificate submission deadline)

According to the Article No. 796 (simplified stock exchange) of the Corporate Law (enforced since May 1, 2006), it is not required for FHI to hold General Shareholders' Meeting for stock exchange approval.

(2) Stock exchange ratio

	FHI (Parent company)	Fuji Machinery (Wholly-owned subsidiary)
Exchange ratio	1	0.52

(Note) 1. Allocation ratio

FHI will allocate 0.52 shares to 1 share of Fuji Machinery. However, FHI will allocate nothing for 6,949,000 shares of Fuji Machinery that FHI holds as a parent company.

2. FHI stock transfer

As FHI will allocate 1,586,520 treasury stocks for Fuji Machinery shareholders and no new shares will be issued.

(3) Stock exchange grant

No stock exchange grant will be paid.

3. Condition after stock exchange

(1) Company name, lines of business, representative, location of head office

There are no changes to either company resulting from the stock exchange.

(2) Capital of FHI

FHI will use solely treasury stock for the stock exchange, so there is no change in the capital.

4. Future outlook

Fuji Machinery is already a consolidated subsidiary of FHI and the impact on FHI's consolidated performance is minor.

Contact:
FHI Corporate Communications Department
TEL 03-3347-2029
FAX 03-3347-2295

Fuji Machinery General Administration Department
TEL 027-231-3111
FAX 027-231-3127

Exhibit B

Summaries in English

No English versions or translations have been prepared for the below listed documents, and therefore, we have prepared English summaries to these Japanese language documents below:

1.Japanese Press Release "Fuji Heavy Industries Ltd. delivered the first plane of AH-64D (attack helicopter called Apache Longbow) to Japan Ground Self-Defense Force" on March 15, 2006.

2. Japanese Press Release "Fuji Heavy Industries Ltd. announced the completion of construction of new Aircraft Manufacturing Plant in Handa City, Aichi Prefecture for producing the parts of Boeing787" on April 20, 2006.

3. Vehicle Recall Information posted on the company's website: (http://www.fhi.co.jp/recall/main.htm)

- Fuji Heavy Industries Ltd. reported recalls of Fuji Mighty sanitation truck due to improper installation of dumper cylinder to the Ministry of Land, Infrastructure and Transportation on February 28, 2006.

4. Subaru of America, Inc. (wholly owned subsidiary of Fuji Heavy Industries Ltd.) announced that the 2006 Subaru Impreza earned the highest rating in the Insurance Institute for Highway Safety (IIHS) crash tests on April 16, 2006. (http://www.subaru.com/common/news/index.jsp)

*Subaru of America, Inc. is a wholly owned subsidiary of Fuji Heavy Industries Ltd. The company markets and distributes Subaru automobiles and parts in the U.S.

- The 2006 Subaru Impreza received "GOOD" ratings in the frontal, side and rear-impact crash tests for both the driver and passenger seating positions. Based on this performance, the IIHS gave the 2006 Impreza the coveted "Top Safety Pick Gold" award calling it "a gold standard" among small cars.
- This is the second IIHS "Top Safety Pick Gold" award for Subaru. The 2006 Subaru Legacy received on December 2005.